FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of April, 2003

Commission File Number: 1-10817

CELLTECH GROUP PLC

(Translation of registrant's name into English)

208 Bath Road, Slough, Berkshire SL1 3WE ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes          No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________).

Enclosure: Authority to Purchase Shares

For immediate release                                                                                                                                                                                                                          14th April 2003

CELLTECH GROUP PLC
AUTHORITY TO PURCHASE OWN SHARES

Celltech Group plc (LSE: CCH; NYSE: CLL) has today posted its Circular to Shareholders, including its Notice of Annual General Meeting (AGM). The Notice of AGM includes a special resolution seeking approval to provide the Company with the authority to purchase its own shares, as the Directors consider that there may be occasions when it will be desirable to reduce the issued ordinary share capital of the Company by purchases in the market. This authority will be limited to the purchase of up to 10 per cent of the Company's issued share capital as at 31 December 2002. The Company intends to use this authority only when it enhances earnings per share of the ordinary share capital in issue after the purchase and where the Directors consider it to be in the best interests of Shareholders.

The draft regulations issued by the DTI in February 2003 relating to the acquisition of own shares (Companies (Acquisition of Own Shares) (Treasury Shares) Regulations 2003) enable certain listed companies to hold shares in treasury as an alternative to cancelling them following a purchase of own shares, for example to be used in share option or employee share bonus schemes. It is intended that the power given by this resolution will also enable the Company to purchase shares and hold them in treasury in accordance with the draft Regulations when they come into force, which is anticipated to be later this year.

A copy of the circular will be submitted to the UK Listing Authority and will be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at The Financial Services Authority, 25 The North Colonnade, Canary Wharf, London E14 5HS.

The Company's AGM will be held at Merchant Taylors' Hall, 30 Threadneedle Street, London on 22 May 2003 at 11:30am.

Contacts:
Peter Allen                                    Chief Financial Officer                                          (44) (0) 1753 534655
Richard Bungay                           Director of Corporate Communications

Jon Coles                                      Brunswick (London)                                             (44) (0) 207 404 5959
Fiona Fong                                   Brunswick (London)                                             (44) (0) 207 404 5959
Cindy Leggett-Flynn                  Brunswick (New York)                                           (1) (212) 333 3810

Celltech Group plc (LSE: CCH; NYSE: CLL) is one of Europe's largest biotechnology companies, with an extensive late stage development pipeline and a profitable, cash-generative pharmaceutical business. Celltech also possesses drug discovery capabilities of exceptional strength, including a leading position in antibody engineering. More details can be found at www.celltechgroup.com.

END

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                                                                           CELLTECH GROUP PLC
                                                                                                                                                           (Registrant)

                                                                                                                                                           By: /s/ PETER ALLEN
                                                                                                                                                           Peter Allen
                                                                                                                                                           Chief Financial Officer

Dated: April 16, 2003